EXHIBIT 99.14

CONSENT OF EXPERT

To:	United States Securities and Exchange Commission

Re:	Fury of Gold Mines Limited (the “Company”) Annual Report on Form 40-F Consent of Expert

This consent is provided in connection with the Company’s annual report on Form 40-F for the year ended December 31, 2021 to be filed by the Company with the United States Securities and Exchange Commission (the “SEC”) and any amendments thereto (the “Annual Report”). The Annual Report incorporates by reference, among other things, the Company’s Annual Information Form for the year ended December 31, 2021 (the “AIF”), and the Company’s Management Discussion and Analysis for the year ended December 31, 2021 (the “MD&A”). The Annual Report is incorporated by reference into the Company’s registration statement on Form F-10 registration statement, as amended (SEC No. 333-255676) (the “Registration Statement”).

The undersigned hereby consents to references to the undersigned’s name and involvement in connection with the following technical report (the “Technical Report”) referred to in the Annual Report and the documents incorporated by reference therein:

•

Technical Report, Updated Mineral Resource Estimate and Preliminary Economic Assessment on the Eau Claire Gold Deposit, Clearwater Property, Quebec, Canada, with an effective date of February 4, 2018 and a report date of July 3, 2018.

and to references to the Technical Reports, or portions thereof, in the Annual Report, the AIF, the MD&A and the Registration Statement and to the inclusion and incorporation by reference of the information derived from the Technical Report in the Annual Report, the AIF, the MD&A and the Registration Statement.

Dated the 23 day of March, 2022

 /s/ “Andrew Bradfield”

_______________________________

Andrew Bradfield P.Eng.